UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If “ Yes”is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

TABLE OF CONTENTS

Part 1 Press Release of Dialog Semiconductor Plc dated April 28, 2003:
”Dialog provides audio/power controller and VGA camera for Maxon Telecom’s new entertainment/ multimedia phones”

Part 2 Press Release of Dialog Semiconductor Plc dated April 30, 2003:
”Dialog Semiconductor reports first quarter results for 2003”

Part 3 Interim Report as of March 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC
Date April 30, 2003	By /s/ ROLAND PUDELKO
Roland Pudelko Executive Director, CEO and President

Part 1 Press Release of Dialog Semiconductor Plc dated April 28, 2003:
”Dialog provides audio/power controller and VGA camera for Maxon Telecom’s new entertainment/ multimedia phones”

New integrated audio and power management device plus a VGA resolution camera module from Dialog Semiconductor are selected for compact GSM/GPRS entertainment/multimedia phones due to ship in 2003

Kirchheim/Teck-Nabern, Germany, April 28, 2003 –Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Prime Standard: DLG) has announced that Maxon Telecom Co. Ltd will use its recently released DA3511 full VGA camera module on the MX-E10, a new entertainment GSM/GPRS phone, and its DA9010 audio and power controller integrated circuit on the MX-E20, a new multimedia GSM/GPRS phone. Both phones will be introduced later this year.

The DA9010 was developed by Dialog Semiconductor with Intel Corporation to support the Intel® PXA800F Cellular Processor, upon which the advanced new Maxon MX-E20 handset is based. The DA3511 is a full VGA still and moving image camera module, based on Dialog’s color-CMOS sensor technology and comprises sensor, dedicated image DSP device, lens and housing with flex connector. Both the MX-E10 and MX-E20 are expected to feature dual screen type displays, built-in camera, FM stereo radio and games. The MX-E20 is also expected to include a video player.

Roland Pudelko, CEO & president of Dialog Semiconductor commented, “Maxon has produced several successful cellular phones in recent years. We are excited to be incorporated in the latest generation GSM/GPRS handsets developed so soon after launching our integrated controller.”

Neil Winder, strategic sourcing manager for Maxon, added; “The ability to provide extremely feature-rich handsets depends heavily on both processing power and the ability to prolong battery standby time. Dialog Semiconductor’s competence in power management, audio processing and imaging technology enables us to provide sophisticated, high quality audio and camera capabilities in our handsets without draining the battery too quickly.”

Ends

Part 2 Press Release of Dialog Semiconductor Plc dated April 30, 2003:
”Dialog Semiconductor reports first quarter results for 2003"

  First quarter revenues of EUR 21.0 million - a 10 percent growth compared with Q1-2002

  More than 50 per cent of revenues derived from newly introduced products

  Design win for audio and power controller plus VGA camera module from Maxon Telecom Co. Ltd

  Cash at EUR 30.4 million

Kirchheim/Teck-Nabern, April 30, 2003 –Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Prime Standard: DLG), today reported sales of EUR 21.0 million for the first quarter of 2003, a 10 percent increase compared to the first quarter of 2002. This growth is primarily due to shipments of new products providing high levels of functionality in compact devices. Dialog Semiconductor continues to be free from debt and can rely on its solid balance sheet. At the end of the reporting period, net cash amounted to EUR 30.4 million providing sufficient flexibility for the implementation of future strategic decisions. In order to control both costs and headcount, Dialog closed its Swedish subsidiary. This action resulted in a one-off restructuring and impairment charge which reduced EBIT by EUR 1.5 million.A reduction in EBIT was caused by a one-off restructuring and impairment charges of EUR 1.5 million due to this measure.and recorded a restructuring charge of EUR XX.

In the first quarter, Maxon Telecom Co. Ltd selected Dialog’s recently introduced DA9010, a highly integrated audio and power controller, for its MX-E20, a new multimedia GSM/GPRS phone. The DA9010 device was developed by Dialog Semiconductor in collaboration with Intel Corporation to support the Intel ® PXA800F Cellular Processor, and features Dialog’s unique Smart MirrorTM low dropout voltage regulator technology. Maxon will also use Dialog’s DA3511, a full VGA camera module introduced in November 2002, in its new MX-E10 entertainment GSM/GPRS phone.

Roland Pudelko, Dialog’s CEO & president, commented, “In the first quarter of 2003, more than 50% of our revenue was derived from products introduced over the last nine months. The fact that we have been able to announce customer take-up of our new application specific standard products and modules demonstrates that we have identified appropriate new application areas through which to exploit Dialog’s key strengths –our core competence in mixed signal design and in the delivery of product solutions in CMOS technology.”

The Company’s interim report as of March 2003 is available at www.dialog-semiconductor.com.

Selected Financial Data

(in thousands of €, except per share, equity ratio and employee data)	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)	Year ended December 31, 2002
Earnings data
Revenues	21,015	19,063	77,104
EBIT (operating loss)	(6,897)	(5,224)	(27,400)
Research and development	(8,767)	(7,996)	(34,530)
Net income (loss)	(4,655)	933	(9,289)
Cash flow from operations	2,385	3,353	(7,596)
Balance Sheet data
Cash and cash equivalents	30,408	41,778	31,005
Shareholders’ equity	143,160	158,626	148,028
Equity ratio in %	88.5	89.3	88.7
Total assets	161,809	177,524	166,927
Capital expenditures	2,605	664	3,872
Share data
Basic earnings (loss) per share	(0.11)	0.02	(0.21)
Number of shares in thousands (period end)	44,069	44,069	44,069
Other data
Employees (period end)	290	287	284

Investor Relations

Corporate Calendar

May 15, 2003

Annual shareholders’meeting

July 23, 2003

Release of second quarter results

October 22, 2003

Release of third quarter results

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies innovative mixed signal component and system level solutions for wireless communications, automotive and industrial applications. Developed in 100% CMOS technology, Dialog’s products are used by major OEMs (original equipment manufacturers) across the world. The company focuses on standard product and high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges. As of January 1, 2003 Dialog Semiconductor was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

For more information, contact:

Dialog Semiconductor
Birgit Hummel
Neue Straße 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com

Part 3 Interim Report as of March 31, 2003

Table of Contents

Item 1: Operating and Financial Review

Results of Operations

Liquidity and Capital Resources

Additional Information

Item 2: Independent Auditors' Review Report

Item 3: Unaudited Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Operations

Interim Condensed Consolidated Balance Sheets

Interim Condensed Consolidated Statements of Cash Flows

Interim Condensed Consolidated Statements of Changes in Shareholders’Equity

Notes to the Interim Condensed Consolidated Financial Statements

Operating and Financial Review

Forward-looking statements

The interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Three months ended March 31, 2003 compared to three months ended March 31, 2002

(In thousands of €)	Three months ended March 31, 2003 (unaudited)%		Three months ended March 31, 2002 (unaudited)%		Change %
Revenues	21,015	100.0	19,063	100.0	10.2
Cost of sales	(14,794)	(70.4)	(13,547)	(71.1)	9.2
Gross margin	6,221	29.6	5,516	28.9	12.8
Selling and marketing expenses	(1,021)	(4.9)	(896)	(4.7)	14.0
General and administrative expenses	(1,314)	(6.2)	(1,401)	(7.3)	(6.2)
Research and development	(8,767)	(41.7)	(7,996)	(42.0)	9.6
Amortization of intangible assets	(551)	(2.6)	(447)	(2.3)	23.3
Restructuring and related impairment charges	(1,465)	(7.0)	-	-	-
Operating loss (EBIT)	(6,897)	(32.8)	(5,224)	(27.4)	32.0
Interest income, net	303	1.4	238	1.2	27.3
Foreign currency exchange gains, net	36	0.2	6	0.0	500.0
Recovery of investment	166	0.8	6,457	33.9	(97.4)
Result before income taxes	(6,392)	(30.4)	1,477	7.7	(532.8)
Income tax benefit (expense)	1,737	8.2	(544)	(2.8)	(419.3)
Net income (loss)	(4,655)	(22.2)	933	4.9	(598.9)

Results of Operations

Revenues

Revenues were € 19.1 million for the three months ended March 31, 2002 compared with € 21.0 million for the corresponding period in the current year. The increase in revenues is primarily due to new products introduced in the second half of 2002 with more functionality and accordingly, higher average selling prices. Revenues in the wireless communications business sector accounted for € 13.1 million for the three months ended March 31, 2002 compared with € 14.4 million for the corresponding period in the current year, this represents 69% of total revenues for both periods. Revenues from our industrial applications were € 3.7 million and € 4.0 million or 19% of total revenues for the three months ended March 31, 2002 and 2003, respectively. Revenues from our automotive applications accounted for € 1.5 million and € 2.1 million, representing 8% and 10% of total revenues for the three months ended March 31, 2002 and 2003, respectively. Revenues from our wireline communication applications were € 0.5 million or 2% of total revenues, a decline of € 0.2 million when compared to the € 0.7 million or 4% of total revenues in the first quarter of 2002.

Due to the introduction of new products to the market we expect revenues for the year ended December 31, 2003 to be higher than those for the year ended December 31, 2002. However, our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased from € 13.5 million for the three months ended March 31, 2002 to € 14.8 million for the three months ended March 31, 2003 in line with increased production volumes. In addition, as a result of higher production volume our internal testing operation has been running at an increased utilization level, which in turn has decreased per unit production costs.

Gross Margin

Our gross margin increased from 28.9% of revenues for the three months ended March 31, 2002 to 29.6% of revenues for the three months ended March 31, 2003. The decrease in per unit production costs was the primary factor contributing to an increase in our gross margin.

We expect the near term future gross margin percentage to approximate the gross margin percentage achieved in 2002 as a result of higher utilization and the expected introduction of new products (with lower initial margins in their ramp-up phase) during 2003.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses were € 0.9 million and € 1.0 million for the three months ended March 31, 2002 and 2003, respectively. As a percentage of total revenues, selling and marketing expenses increased from 4.7% to 4.9%.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses decreased from € 1.4 million for the three months ended March 31, 2002 to € 1.3 million for the three months ended March 31, 2003. As a percentage of total revenues, general and administrative expenses decreased from 7.3% to 6.2%.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new ASICs and application specific standard products (“ASSPs”). Research and development expenses increased 9.6% from € 8.0 million for the three months ended March 31, 2002 to € 8.8 million for the three months ended Mach 31, 2003. The absolute increase in research and development expenses was due to costs incurred in assisting key customers in the development of new ASICs for them and costs incurred in the development of ASSPs. Research and development expenses decreased from 42.0% to 41.7% as a percentage of total revenues, resulting from the proportionately higher revenue base. We expect continued demand from key customers for us to assist in the development of new products for them and also expect to continue to incur research and development costs in connection with the development of ASSPs. Our ability to generate long-term revenues from our research and development programs depends on customers accepting our designs and implementing them in large-scale production.

Amortization of Intangible Assets

Amortization expense for the three months ended March 31, 2002 was € 0.4 million as compared to € 0.6 million for the three months ended March 31, 2003. Amortization expense for intangible assets include ASIC design software, a 16 bit microprocessor core, other intangible assets and in the first quarter 2003 certain imaging patents.

Restructuring and Related Impairment Charges

In the first quarter of 2003 we decided to restructure our organization and to reduce costs by closing our Swedish subsidiary and transferring its activities to other Dialog subsidiaries. In connection with the closure of the facility, we recorded restructuring charges of € 1.2 million for the three months ended March 31, 2003. Restructuring charges include the obligation for involuntary termination benefits of € 0.8 million that will be paid to all 39 employees affected by the closing and a provision for estimated costs that will continue to be incurred under an operating lease for its remaining term without economic benefit to the Company of € 0.4 million. We determined this provision based on the discounted present value of the remaining contractual lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property. We are currently negotiating with the property owner to terminate this operating lease. We expect that closing the facility will have no impact on future revenues and will provide annualized cost savings of approximately € 2.4 million, of which the majority is associated with reduced employee salaries and related employee costs. We anticipate completing the restructuring plan as well as incurring the related cash outlays for the majority of the restructuring charges in the second quarter of 2003. In addition, we offered incremental termination benefits to our Swedish employees provided that they accepted an early termination of their employment. In April 2003 all affected employees have accepted such early termination. Accordingly, we will incur an additional restructuring charge of € 0.2 million related to these incremental termination benefits in the second quarter of 2003.

As a result of the closure of the facility, certain long-lived assets have or will be transferred to other Dialog subsidiaries. However, certain long-lived assets of our Swedish subsidiary have been abandoned and certain of its prepaid expenses will no longer provide any future benefit to the Company. Accordingly, we recognized an impairment charge of € 0.3 million to write-off these assets in the first quarter of 2003.

See Note 4 to the interim condensed consolidated financial statements for further information.

Operating Loss

We reported an operating loss of € 5.2 million for the three months ended March 31, 2002 and € 6.9 million for the three months ended March 31, 2003. This increase in operating loss was primarily due to the restructuring charges and impairment charges of € 1.5 million during the period.

Interest Income, net

Interest income, net from the Company’s investments (primarily short-term deposits) was € 0.2 million for the three months ended March 31, 2002 and 0.3 million for the three months ended March 31 2003.

Foreign Currency Exchange Gains, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables and payables into the functional currency of the respective entity. Foreign currency exchange gains, net increased from € 6,000 for the three months ended March 31, 2002 to € 36,000 for the three months ended March 31, 2003.

Recovery of Investment

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited (“ESM”) was impaired. Accordingly we wrote off our investments in ESM. In the first quarter 2002, International Rectifier acquired ESM. As a result we were able to recover € 6.5 million and € 0.2 million for the three months ended March 31, 2002 and 2003, respectively.

Income Taxes

Income tax expense was € 0.5 million for the three months ended March 31, 2002 compared with an income tax benefit of € 1.7 million for the three months ended March 31, 2003, representing an effective income tax rate of 36.0% and 27.3%, respectively. The decrease in the effective tax rate is primarily due to certain costs related to the closing our Swedish operations that are not deductible for tax purposes and a valuation allowance that was recognized on our Swedish deferred tax assets because the benefits of these assets are no longer expected to be realized.

Net Income (Loss)

For the reasons described above, we reported net income of € 0.9 million for the three months ended March 31, 2002 compared with net loss of € 4.7 million for the three months ended March 31, 2003.

Liquidity and Capital Resources

Cash flows

Cash provided by operating activities was € 3.4 million for the three months ended March 31, 2002 compared with cash provided by operating activities of € 2.4 million for the three months ended March 31, 2003. In both quarters, our working capital (excluding cash and cash equivalents) decreased in line with seasonal reduced business volumes and resulted in a related increase in cash and cash equivalents.

Cash provided by investing activities was € 5.8 million for the three months ended March 31, 2002 compared with cash used for investing activities of € 2.8 million for the three months ended March 31, 2003. Cash provided by investing activities in the three-month period ended March 31, 2002, reflects primarily the payment we received in connection with the recovery of a portion of our ESM investment of € 6.5 million. Cash used for investing activities for the three months ended March 31, 2003 consisted mostly of the purchase of test equipment, tooling (masks), laboratory equipment and EDP equipment of € 2.6 million and the purchase of software and licenses of € 0.4 million.

Liquidity

At March 31, 2003 we had € 30.4 million in cash and cash equivalents and had working capital of € 70.1 million.

Our primary sources of liquidity have historically been cash from operations as well as cash from the issuance of ordinary shares and from short-term borrowings as well as the recovery of the investment in ESM Limited. As of March 31, 2003 we had no long-term debt. We have no arrangements with unconsolidated, special purpose entities. We expect to use a portion of our cash and cash equivalents in 2003 to finance working capital resulting from expected increased business volumes. A decrease in customer demand for our products caused by prolonged unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use a short-term credit facility of €12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At March 31, 2003 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Additional Information

Directors Holdings

	At March 31, 2003			At December 31, 2002
	Shares		Options	Shares		Options
	Number	%		Number	%
Roland Pudelko	320,405	0.73	417,450	320,405	0.73	417,450
Timothy Anderson	20,816	0.05	—	20,816	0.05	—
Michael Glover	195,000	0.44	—	195,000	0.44	—
Michael Risman	1,172	0.00	—	1,172	0.00	—
Jan Tufvesson	175,062	0.40	—	175,062	0.40	—
	712,455	1.62	417,450	712,455	1.62	417,450

Stock option plan activity

We have established an employee share option trust. The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At March 31, 2003 the Trust held 137,969 shares.

Stock option plan activity for the period ended March 31, 2003 was as follows:

(prices in €)	At March 31, 2003
	Options	Weighted average exercise price
Outstanding at beginning of year	2,634,382	3.62
Granted	40,740	1.00
Exercised	(3,750)	0.32
Forfeited	(20,500)	7.00
Outstanding at period end	2,650,872	3.55
Options exercisable at period end	1,397,332	2.73

Backlog

In accordance with the German Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of Dialog’s customers can vary widely and therefore no consistent shipping arrangements have been set up. “Ship-to-line”agreements with major customers underline Dialog’s responsibility to act on a timely basis to ensure appropriate stock levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information.

Independent Auditors' Review Report

To the Board of Directors

Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of March 31, 2003, and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2003 and 2002. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended; and in our report dated February 25, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, April 29, 2003

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Helwig                Kiechle

Wirtschaftsprüfer Wirtschaftsprüfer

Unaudited Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Operations

(in thousands of €, except per share data)	Notes	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)

Revenues	3	21,015	19,063
Cost of sales		(14,794)	(13,547)
Gross margin		6,221	5,516
Selling and marketing expenses		(1,021)	(896)
General and administrative expense		(1,314)	(1,401)
Research and development		(8,767)	(7,996)
Amortization of intangible assets		(551)	(447)
Restructuring and related impairment charges	4	(1,465)	-
Operating loss		(6,897)	(5,224)
Interest income, net		303	238
Foreign currency exchange gains, net		36	6
Recovery of investment		166	6,457
Result before income taxes		(6,392)	1,477
Income tax benefit (expense)		1,737	(544)
Net income (loss)		(4,655)	933

Earnings (loss) per share	7
Basic earnings (loss) per share		(0.11)	0.02
Diluted earnings (loss) per share		(0.11)	0.02
Weighted average number of shares (in thousands)
Basic		43,932	43,856
Diluted		43,932	45,157

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Balance Sheets

(in thousands of €)	Notes	At March 31, 2003 (unaudited)	At December 31, 2002
ASSETS
Cash and cash equivalents		30,408	31,005
Trade accounts receivable, net		12,601	16,034
Inventories	5	14,337	14,507
Deposits		18,347	-
Deferred taxes		503	264
Prepaid expenses	4	6,670	8,227
Other current assets		3,631	2,971
Total current assets		86,497	73,008
Property, plant and equipment, net	4	27,040	27,801
Intangible assets	6	6,717	6,922
Goodwill		11,786	11,786
Deposits		181	19,390
Deferred taxes		28,441	26,818
Prepaid expenses		1,147	1,202
TOTAL ASSETS		161,809	166,927

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		8,499	10,020
Accrued expenses		3,584	3,669
Income taxes payable		135	174
Deferred taxes		1,047	483
Other current liabilities	4	3,147	2,156
Total current liabilities		16,412	16,502
Deferred taxes		2,237	2,397
Total liabilities		18,649	18,899
Ordinary Shares		6,737	6,737
Additional paid-in capital		168,781	168,781
Accumulated deficit		(31,381)	(26,726)
Currency translation adjustment		(823)	(557)
Derivative financial instruments		(107)	(158)
Employee stock purchase plan shares		(47)	(49)
Net Shareholders’ equity		143,160	148,028
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		161,809	166,927

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows

(In thousands of €)	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)
Cash flows from operating activities:
Net income (loss)	(4,655)	933
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Recovery of investment	(166)	(6,457)
Restructuring and related impairment charges	1,465	-
Depreciation of property, plant and equipment	3,130	3,163
Amortization of intangible assets	551	447
Change in deferred taxes	(1,496)	519
Changes in current assets and liabilities:
Trade accounts receivable	3,429	4,473
Inventories	73	3,000
Prepaid expenses	1,574	(178)
Trade accounts payable	(1,507)	(2,394)
Other assets and liabilities	(13)	(153)
Cash provided by operating activities	2,385	3,353
Cash flows from investing activities:
Recovery of investment	166	6,457
Purchases of property, plant and equipment	(2,605)	(664)
Purchases of intangible assets	(357)	(19)
Cash provided by (used for) investing activities	(2,796)	5,774
Cash flows from financing activities:
Sale of employee stock purchase plan shares	2	9
Cash provided by financing activities	2	9
Cash provided by (used for) operating, investing
and financing activities	(409)	9,136
Effect of foreign exchange rate changes on cash
and cash equivalents	(188)	16
Net increase (decrease) in cash and cash equivalents	(597)	9,152
Cash and cash equivalents at beginning of period	31,005	32,626
Cash and cash equivalents at end of period	30,408	41,778

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Changes in Shareholders’Equity

(in thousands of €)	Notes	At March 31, 2003 (unaudited)	At December 31, 2002
ASSETS
Cash and cash equivalents		30,408	31,005
Trade accounts receivable, net		12,601	16,034
Inventories	5	14,337	14,507
Deposits		18,347	-
Deferred taxes		503	264
Prepaid expenses	4	6,670	8,227
Other current assets		3,631	2,971
Total current assets		86,497	73,008
Property, plant and equipment, net	4	27,040	27,801
Intangible assets	6	6,717	6,922
Goodwill		11,786	11,786
Deposits		181	19,390
Deferred taxes		28,441	26,818
Prepaid expenses		1,147	1,202
TOTAL ASSETS		161,809	166,927

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		8,499	10,020
Accrued expenses		3,584	3,669
Income taxes payable		135	174
Deferred taxes		1,047	483
Other current liabilities	4	3,147	2,156
Total current liabilities		16,412	16,502
Deferred taxes		2,237	2,397
Total liabilities		18,649	18,899
Ordinary Shares		6,737	6,737
Additional paid-in capital		168,781	168,781
Accumulated deficit		(31,381)	(26,726)
Currency translation adjustment		(823)	(557)
Derivative financial instruments		(107)	(158)
Employee stock purchase plan shares		(47)	(49)
Net Shareholders’ equity		143,160	148,028
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		161,809	166,927

(In thousands of €)	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)
Cash flows from operating activities:
Net income (loss)	(4,655)	933
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Recovery of investment	(166)	(6,457)
Restructuring and related impairment charges	1,465	-
Depreciation of property, plant and equipment	3,130	3,163
Amortization of intangible assets	551	447
Change in deferred taxes	(1,496)	519
Changes in current assets and liabilities:
Trade accounts receivable	3,429	4,473
Inventories	73	3,000
Prepaid expenses	1,574	(178)
Trade accounts payable	(1,507)	(2,394)
Other assets and liabilities	(13)	(153)
Cash provided by operating activities	2,385	3,353
Cash flows from investing activities:
Recovery of investment	166	6,457
Purchases of property, plant and equipment	(2,605)	(664)
Purchases of intangible assets	(357)	(19)
Cash provided by (used for) investing activities	(2,796)	5,774
Cash flows from financing activities:
Sale of employee stock purchase plan shares	2	9
Cash provided by financing activities	2	9
Cash provided by (used for) operating, investing
and financing activities	(409)	9,136
Effect of foreign exchange rate changes on cash
and cash equivalents	(188)	16
Net increase (decrease) in cash and cash equivalents	(597)	9,152
Cash and cash equivalents at beginning of period	31,005	32,626
Cash and cash equivalents at end of period	30,408	41,778

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(In thousands of €, unless otherwise stated)

1. Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that designs and develops innovative mixed signal and system level integrated circuit solutions, with world-leading chip designs for power management, audio processing and imaging. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis, which reflects the interim consolidated financial statements of the Company. The interim condensed consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2002 consolidated financial statements and the notes thereto.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments)which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

Stock-Based Compensation

The Company has a stock-based employee compensation plan that is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based compensation cost is reflected in net income (loss), as all options granted by the plan had an exercise price equal to market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)
Net income (loss), as reported:	(4,655)	933
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(275)	(292)
Pro forma net income (loss)	(4,930)	641
Earnings (loss) per share
Basic – as reported	(0.11)	0.02
Basic – pro forma	(0.11)	0.01
Diluted – as reported	(0.11)	0.02
Diluted – pro forma	(0.11)	0.01

New Accounting Pronouncements Adopted

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no impact on the Company’s interim condensed consolidated financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 applies for exit and disposal activities initiated after December 31, 2002. As more fully described in Note 4, the Company announced its plan to exit its Swedish operations in the first quarter 2003.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and also requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The Company has included the required additional interim disclosures above.

3. Segment Reporting

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company is managed by revenue derived by significant product-type.

Revenues by product-type consisted of the following:

	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)
Revenues:
Wireless communication	14,414	13,137
Wireline communication	523	740
Automotive	2,050	1,458
Industrial	4,028	3,728
	21,015	19,063

Revenues are allocated to countries based on the location of the shipment destination:

	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)
Germany	8,427	7,274
France	3,335	1,464
Other European countries	3,441	3,742
China	2,059	3,405
Other countries	3,753	3,178
	21,015	19,063

4. Restructuring and Related Impairment Charges

Restructuring and related asset impairment charges are comprised of € 1,180 restructuring charges and € 285 impairment charges totaling € 1,465 for the three-months ended March 31, 2003.

a) Restructuring Charges

In the first quarter of 2003 the Company decided to restructure its organization and to reduce costs by closing the Swedish subsidiary. Restructuring charges include the obligation for involuntary termination benefits that will be paid to all employees affected by the closing and a provision for estimated costs that will continue to be incurred under an operating lease for the building for its remaining term without economic benefit to the Company. This provision reflects the estimated fair value of this obligation under SFAS 146 and was determined based on the discounted present value of the contractual remaining lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property.

The pretax amounts for the restructuring charges are comprised of the following and are included in “other current liabilities”in the condensed consolidated balance sheet as of March 31, 2003:

	Employee termination costs	Facility exit costs	Total
Liability balance at January 1, 2003	-	-	-
Initial charges	834	346	1,180
Payments made	-	-	-
Liability balance at March 31, 2003	834	346	1,180

In addition, the Company offered incremental termination benefits to its Swedish employees provided that they accepted the early termination of their employment. In April 2003 all affected employees have accepted such early termination. Accordingly, the Company will recognize an additional restructuring charge of € 242 related to these incremental termination benefits in the second quarter of 2003. The Company is currently negotiating with the property owner to terminate the operating lease. The Company anticipates completing the restructuring plan as well as incurring the related cash outlays for the majority of the restructuring charges in the second quarter of 2003.

b) Asset Impairment Charges

As a result of the closure of the facility, certain long-lived assets have been abandoned and certain prepaid expenses will no longer provide any future benefit to the Company. Accordingly, impairment charges totalling € 285 have been recognized for the three-month period ended March 31, 2003 to write-off these assets.

5. Inventories

Inventories consisted of the following at March 31, 2003 and December 31, 2002:

	At March 31, 2003 (unaudited)	At December 31 2002
Raw materials	5,209	5,346
Work-in-process	4,812	5,131
Finished goods	4,316	4,030
	14,337	14,507

6. Intangible assets

Intangible assets subject to amortization comprise:

	At March 31, 2003 (unaudited)	At December 31 2002
Gross carrying amount	13,736	13,458
Accumulated depreciation	(7,019)	(6,536)
Net carrying amount	6,717	6,922

Dialog's intangible assets subject to amortization primarily represent licenses, patents and software. During the three months ended March 31,2003, the Company acquired software and licenses for a total purchase price of € 357. The expected weighted average useful life of these assets is 3 years. The aggregate amortization expense for the three months ended March 31, 2003 and 2002 was € 551 and € 447, respectively. Amortization expense of the gross carrying amount of intangible assets at March 31, 2003 is estimated to be € 1,506 for the remainder of 2003, € 1,385 in 2004, € 854 in 2005, €497 in 2006 and € 487 in 2007.

7. Earnings (Loss) per Share

Earnings per share is determined as follows:

	Three months ended March 31, 2003 (unaudited)	Three months ended March 31, 2002 (unaudited)
Net income (loss)	(4,655)	933
Weighted average number of shares outstanding (in thousands) - basic	43,932	43,856
Dilutive effect of stock options1)	—	1,301
Weighted average number of shares outstanding (in thousands) - diluted	43,932	45,157
Earnings (loss) per share - basic	(0.11)	0.02
Earnings (loss) per share - diluted	(0.11)	0.02

1) 1,168 options were not included in the computation of diluted earnings per share in 2002 because the options’underlying exercise prices were greater than the average market price for Dialog ordinary shares in the three months ended March 31, 2002. Because the company reported a net loss for the three months ended March 31,2003, only basic per share amount has been presented for this period.